CM 3/22

BD 3/17

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 5 2004 WASH, DC 105

SECURIT SSION

04015780

ANNU ED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexTrade, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 S. Missouri Ave
(No. and Street)

Clearwater (City) FL (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Otts (727) 446-6660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, P.A.
(Name – *if individual, state last, first, middle name*)

18167 US Highway 19 North, Suite 650 (Address) Clearwater (City) FL (State) 33764 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Otts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexTrade Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephanie A. Seidl
Commission # CC 965537
Expires Sep. 5, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Melissa S Otts
Signature

CFO
Title

Stephanie A Seidl
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXTRADE INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS

Independent Auditors' Report

The Board of Directors
NexTrade Inc.
Clearwater, Florida

We have audited the accompanying statement of financial condition of NexTrade Inc. (a wholly-owned subsidiary of NexTrade Holdings, Inc.) as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexTrade Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

Clearwater, Florida
January 21, 2004

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$3,142,782
Restricted cash	167,500
Receivables from broker-dealers and clearing organization (net of allowance for doubtful accounts of $374,000)	761,928
Deposits with clearing organization and others	113,152
Secured demand notes receivable from related parties	500,000
	$4,685,362

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organization	$ 942,470
Accounts payable and accrued expenses	119,100
Due to parent company	147,816
Total liabilities	1,209,386
Subordinated borrowings from related parties	500,000
Commitments and contingencies	-
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	6,872,674
Accumulated deficit	(3,896,708)
Total stockholder's equity	2,975,976
	$4,685,362

See notes to financial statements.

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

Revenues	$6,810,439
Expenses:	
Brokerage and clearing fees	2,206,320
Communications and data processing	214,386
Interest expense	15,750
License and service fees to parent company	3,350,000
Provision for uncollectible accounts, net of recoveries of $702,553	1,767,213
Other expenses	226,928
Total expenses	7,780,597
Loss before income taxes	(970,158)
Income tax (expense)/benefit:	
Current	264,000
Deferred	(131,000)
Total income tax benefit	133,000
Net loss	($ 837,158)

See notes to financial statements.

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, January 1, 2003	1,000	$ 10	$6,872,674	($2,795,550)	$4,077,134
Dividend to Parent	-	-	-	(264,000)	(264,000)
Net loss	-	-	-	(837,158)	(837,158)
Balances, December 31, 2003	1,000	$ 10	$6,872,674	($3,896,708)	$2,975,976

See notes to financial statements.

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	($ 837,158)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Valuation allowance for deferred income taxes	131,000
Income tax benefit	(264,000)
Provision for uncollectible accounts	2,469,766
Increase (decrease) in cash resulting from changes in:	
Marketable equity securities owned, at market value	5,805
Receivables from broker-dealers and clearing organization	(2,366,954)
Prepaid expenses and other assets	6,720
Deposit with clearing organization and others	187,778
Payable to broker-dealers and clearing organization	(9,120)
Accounts payable and accrued expenses	8,022
Due to parent company	147,816
Net cash flows from operating activities	(520,325)
Cash flows from investing activities:	
Decrease in restricted cash	90,500
Net decrease in cash and cash equivalents	(429,825)
Cash and cash equivalents, beginning of year	3,572,607
Cash and cash equivalents, end of year	$3,142,782

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 15,750
Income taxes	$ -

Supplemental Disclosure of Non-Cash Financing Activities:

Dividend to parent company resulting from tax benefits which will not be realized by the Company	($ 264,000)

See notes to financial statements.

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ 500,000
Issuance of subordinated borrowing	-
Release of subordinated borrowing	(-)
Balance, December 31, 2003	$ 500,000

See notes to financial statements.

1. Nature of business and summary of significant accounting policies:

Nature of business:

NexTrade Inc., ("NexTrade" or "the Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is a Florida Corporation, incorporated on July 1, 1996 and is a wholly-owned subsidiary of NexTrade Holdings, Inc., (the "Parent"). Effective November 18, 1998, the Company received SEC approval to operate an Electronic Communications Network ("ECN") that enables 24-hour stock trading via third-party brokerage subscription to the Company's Constant Server Uptime ("CSU") technology known as Pro-Trade®. There are currently seven ECNs in the United States. This approval by the SEC also allows the Company to link its software systems to the NASDAQ Stock Market to gain favorable price exposure and improvement from a national presence.

In January 2002, the Company received NASD approval to "self clear" for its proprietary traders and affiliated companies. On November 11, 2002, the Company began clearing for its proprietary traders.

Cash and cash equivalents:

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted cash:

Restricted cash consists of a $70,000 deposit with the Company's settlement bank used as collateral for outstanding settlements, an $87,500 escrow deposit tied to an "Agreement for Added Liquidity" with a customer, and a $10,000 clearing deposit held in a special reserve bank account for the exclusive benefit of OnTrade, Inc., a broker-dealer affiliate of the Company.

Transaction reporting:

The Company generates revenue from securities transactions conducted through the ECN, which is recognized upon the completion of the transaction. Proprietary securities transactions and the related revenues and expenses are recorded in their respective accounts on trade date. Brokerage and clearing fees include order flow rebates, ticket charges and execution fees related to the self clearing process.

1. Nature of business and summary of significant accounting policies (continued):

Use of estimates:

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the collectability of accounts receivable based on a combination of factors. In situations where management is aware of circumstances that may impair a specific customer's ability to meet its financial obligations to the Company, a specific allowance is recorded to reduce the net recognized receivable to the amount estimated to be collectible. For all other customers, allowances are recognized based on the length of time the receivables are past due, industry and geographic concentrations, the current business environment and our historical experience. Because of the subjectivity inherent in the estimation of an allowance, these estimates are subject to change in the near term as events and circumstances change. All accounts receivables for which the Company has initiated arbitration have either been written off or are fully reserved for in the provisions for uncollectible accounts as of December 31, 2003.

Concentration of credit risk and major customer information:

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of receivables from broker-dealers, notes receivable and cash and cash equivalents.

Credit risk with respect to receivables from broker-dealers is generally diversified through the number of entities comprising the Company's customer base. However, there is one subscriber who accounted for 51% of the Company's ECN accounts receivable at December 31, 2003. The Company performs credit evaluations on all of its large customers to determine the financial condition of such customers. However, the Company does not require collateral on its trade accounts receivable.

1. Nature of business and summary of significant accounting policies (continued):

The Company maintains its cash accounts with three financial institutions (one of which is a securities broker-dealer). Cash balances in the bank institutions are insured by the F.D.I.C. up to $100,000 per financial institution. Cash balances with the securities broker-dealer are insured by S.I.P.C. up to $100,000. At December 31, 2003, the Company had cash balances on deposit that exceeded the F.D.I.C. insured amount and S.I.P.C. by approximately $2,790,000.

During 2003, two customers accounted for approximately 11.7% and 12.6% of revenues, respectively.

2. Deposits with clearing organization:

The Company has various cash deposits with clearing organizations in lieu of surety bonds. These deposits meet the Company's net capital requirement as of December 31, 2003.

3. Receivables from and payables to broker-dealers and clearing organization:

Amounts receivable from and payable to broker-dealers and clearing organization at December 31, 2003 consist of the following:

	Receivable	Payable
ECN fees	$ 761,928	$ 365,526
Payable to broker-dealer	-	565,210
Clearing deposit payable to broker-dealer	-	10,000
Payable to clearing organization	-	1,734
	$ 761,928	$ 942,470

4. Related party transactions:

Revenues:

During 2003, the Company recorded revenues for clearing fees and ticket charges of approximately $560,000 from OnTrade, Inc.

4. Related party transactions (continued):

License and service agreements:

In accordance with an agreement dated January 1, 2001 and the rider dated January 1, 2003, the Parent agreed to provide the Company with the use of certain software licenses as well as consulting, accounting, collection and administrative services and use of the facilities. Fees are based on monthly usage of these services. The Parent has the right to charge up to $3,000,000 per year in excess charges if services have been provided with minimal material interruption. Fees for the year ended December 31, 2003 were $3,350,000.

Brokerage and clearing fees:

During 2003, the Company incurred costs for order flow rebates for additions of liquidity to the ECN of approximately $1,669,000 payable to OnTrade, Inc.

Due from OnTrade, Inc.:

As of December 31, 2003, approximately $43,000 was due from OnTrade, Inc., which consisted of order flow rebates offset by clearing fees, ticket charges and OnTrade, Inc.'s net trading activities.

5. Secured demand notes receivable from related parties:

At December 31, 2003, the Company had $500,000 in secured demand notes with two stockholders of the Parent. The notes receivable are secured by cash and securities that were pledged. The individuals retain the income earned by the pledged securities.

6. Subordinated borrowings from related parties:

At December 31, 2003, borrowings under subordination agreements aggregating $500,000 consisted of notes payable to two stockholders of the Parent.

Interest on the subordinated borrowings is payable at rates ranging from 0% to 3.5% over the direct income earned on securities pledged as collateral with respect to the secured demand notes receivable discussed in Note 5 ($15,750 in 2003). The subordinated notes mature as follows:

2004	$ 200,000
2005	300,000
	$ 500,000

6. Subordinated borrowings from related parties (continued):

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Company is in the process of obtaining a one-year renewal of the secured demand note that matures in February 2004.

7. Income taxes and deferred income tax benefit:

The Company files a consolidated tax return with its Parent. However, the income tax benefit associated with the Company's operating losses has been recognized in the financial statements as if the Company filed its own income tax returns. A dividend of the current income tax benefit of $264,000 has been given to the Parent as the likelihood of receiving the benefit from the Parent is remote.

As of December 31, 2003, the deferred tax asset consisted of the following:

Expenses accrued under protest	$ 278,000
Allowance for doubtful accounts	141,000
Valuation allowance	(419,000)
Total deferred tax asset	$ -

As of December 31, 2002, the Company had unreserved deferred tax assets of $131,000. As of December 31, 2003, all deferred tax assets were fully reserved by the Company as the likelihood of receiving the related benefits is remote.

8. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and stipulates that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also precludes equity capital withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1.

8. Net capital requirements (continued):

The Company is also subject to the net capital requirements for market makers as mandated by the NASD to maintain sufficient net capital up to a maximum of $1,000,000. This net capital shall not be less than $2,500 for each security in which it makes a market based on the average number of such markets made during the 30 preceding days. This restriction is based on investor protection considerations and provides assurance that the Company will comply with the NASD membership standards set forth in NASD Rule 1014(a)(6), which states that the member must be capable of maintaining adequate net capital considering all business activities of the member. At December 31, 2003, the Company's NASD contractual net capital requirement was approximately $80,000.

In addition, the Company is contractually obligated by The Depository Trust & Clearing Corporation ("DTC") to maintain a minimum excess net capital of at least $500,000 (hence total net capital of $750,000) while a participant in DTC.

At December 31, 2003, the Company had net capital of approximately $2,623,000 which exceeded its SEC required net capital by approximately $2,373,000, the NASD'S requirement by approximately $2,543,000 and the DTC's requirement by approximately $1,873,000.

9. Asserted liabilities:

During 2002, the Company received invoices from two ECNs asserting that the Company owes approximately $366,000 for trades executed through NASDAQ's Small Order Execution System ("SOES") and Super Small Order Execution System ("SuperSOES"). The NASD has required that the Company record the invoices as liabilities and sustain the resulting charge to net capital. Management denies the validity of the invoices and the underlying charges based on SEC "no-action letters" in effect at the time these charges were allegedly incurred. No-action letters give ECNs the authority to operate and also denote the specific fees that can be charged. The no-action letters in effect while these charges were incurred gave ECNs the right to charge for access via either SelectNet or the telephone. The letters did not grant ECNs the right to charge for trades transacted over SOES or SuperSOES. While the Company does not believe these charges are valid, it has, nonetheless, recorded the $366,000 invoice amounts as a liability in the accompanying financial statements (as required by NASD) until such time as the issue of liability is resolved. This accrual is included in payable to broker-dealers and clearing organization on the statement of financial condition at December 31, 2003.

10. Arbitration proceedings:

Initiated against the Company:

The Company is involved in an arbitration proceeding initiated by another broker-dealer, related to the Company through partial common ownership, alleging that the Company is obligated to them for certain rebate obligations. The proceeding is at the hearing stage. Management cannot predict the outcome of this proceeding, but has accrued approximately $549,000 for the disputed amounts. This accrual is included in payable to broker-dealers and clearing organization on the statement of financial condition at December 31, 2003.

Initiated by the Company:

NexTrade is involved in two arbitration proceedings against multiple broker-dealers for the collection of unpaid ECN fees and finance charges of approximately $2,640,000. Both proceedings are in the pre-hearing conference stage. Management cannot estimate the amount that will be collected in connection with these proceedings. No amounts have been recorded in the financial statements.

11. Subsequent event:

Per the Company's pertinent request, and upon the approval of the NASD and the SEC, the Company anticipates withdrawing a portion of its net capital and re-allocating its secured demand notes during the first quarter of 2004.

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE I

Net Capital		
Total stockholders' equity		$2,975,976
Add: Subordinated borrowings allowable in computation of net capital		500,000
Total capital and allowable subordinated borrowings		3,475,976
Deductions and/or charges:		
Nonallowable assets:		
Receivables from broker-dealers and clearing organizations	$(761,928)	
Escrow deposit	(87,500)	
CRD deposit	(3,152)	
		(852,580)
Net capital before haircuts on securities positions		2,623,396
Haircut on money market funds	(700)	
		(700)
Net capital		$2,622,696
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to broker/dealers and clearing organizations	$ 942,470	
Accounts payable and accrued expenses	119,100	
Due to parent company	147,816	
Total aggregate indebtedness		$1,209,386

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE I (continued)

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$ 80,626
Minimum dollar requirement	$ 250,000
Minimum net capital required	$ 250,000
Excess net capital	$ 2,372,696
Excess net capital at 1,000% (net cap – 10% of aggregate indebtedness)	$ 2,501,757

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2003)

A reconciliation is not required as no material differences exist.

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
EXHIBIT A OF RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE II

Credit balances:	$ 10,000
Debit balances:	-
Reserve computation:	
Excess of total PAIB credits over total PAIB debits	$ 10,000
Required deposit	$ 10,000

Reconciliation with Company's reserve requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2003)

A reconciliation is not required as no material differences exist.

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE III

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

NEXTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' REGULATED COMMODITY
FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2003

SCHEDULE IV

Exemption: Company is not cleared to deal in commodity futures and options.

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
NexTrade Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements of NexTrade Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

Board of Directors
NexTrade Inc.

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

Clearwater, Florida
January 21, 2004